UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Seadrill Limited (the "Company"), dated August 31, 2010, announcing the Company's financial results for the three and six months ended June 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: September 9, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill Limited (SDRL) - Second quarter and six months 2010 results

•	Seadrill generates second quarter 2010 EBITDA*) of US$493 million
•	Seadrill reports second quarter 2010 net income of US$329 million and earnings per share of US$0.77
•	Seadrill acquires the 7 jack-up rig company Scorpion Offshore Ltd
•	Seadrill awarded US$2.9 billion in new contracts and contract extensions
•	Seadrill subsidiary Seawell announces a proposed merger with Allis-Chalmers Energy Inc
•	Seadrill takes delivery of the ultra-deepwater units West Gemini and West Orion
•	Seadrill increases the quarterly cash dividend to US$0.61 per share.

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements
In late May 2010, Seadrill increased its ownership interest in Scorpion Offshore Ltd to 50.1% and launched a mandatory offer to purchase the remaining shares. Following the increase in ownership, Seadrill has consolidated the Scorpion accounts with effect from June 1, 2010. The acquisition has been accounted for by using the purchase method, with the purchase price being allocated to the fair value of assets purchased and liabilities assumed. As of June 30, 2010, the allocation of the purchase price of Scorpion was based on preliminary fair value studies due to the short period between the date of the acquisition and the end of the quarter. For more information on the accounting of the Scorpion acquisition, see note 15 to the interim financial statements.

Second quarter results
Consolidated revenues for the second quarter of 2010 amounted to US$933 million as compared to US$853 million in the first quarter of 2010. Operating profit for the quarter was US$383 million, up from US$332 million in the previous quarter. The second quarter operating profit for Mobile Units was US$310 million as compared to US$285 million in the preceding quarter. The increase was related to improved contribution from a number of rigs .The operating profit from the Tender Rigs was US$55 million, an increase of US$20 from US$35 million in the preceding quarter. The increase was mainly related to a full quarter in operations for the new tender rigs West Vencedor and T12. Operating profit from Well Services amounted to US$19 million, up from US$12 million in the preceding quarter. The increase was due to improved overall activity.

Net financial items for the quarter was US$0.1 million compared to a loss of US$86 million in the previous quarter. Interest expense was US$58 million, up from US$48 million in the previous quarter due to higher gross interest bearing debt. The Company recorded a loss of US$168 million on derivative financial instruments related to mark-to-market of our interest swap agreements, forward contracts, currency derivatives and total return swap agreements in own treasury stocks. The consolidation of Scorpion also led to a remeasurement of the first 40.1% ownership interest that Seadrill acquired in Scorpion posting an accounting gain of US$111 million. In addition, the acquisition of Scorpion also resulted in an accounting gain of US$56 million in connection with the purchase price allocation. Other financial items showed a gain of US$45 million related to the Petromena NOK2,000 million bond.

Income taxes for the second quarter were US$54 million.

Net income for the quarter was US$329 million corresponding to basic earnings per share of US$0.77.

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Balance sheet
Total assets increased to US$15,894 million from US$13,780 million at March 31, 2010.

Total current assets increased from US$2,170 million to US$2,415 million over the course of the quarter. The increase was related to higher cash and cash equivalents partly offset by a reduction in marketable securities following the partial payment of US$165 million related to the Petromena NOK2,000 million bond in April which now stands at US$29 million. Lower share price of Pride International Inc. during the quarter has also impacted the reduction of marketable securities.

Total non-current assets increased from US$11,610 million to US$13,479 million. The increase was related to the consolidation of Scorpion as well as milestone payments mainly related the deepwater newbuilds West Orion and West Gemini.

Total current liabilities increased from US$1,984 million to US$3,075 million. The increase was in particular related to Scorpion as most of their debt was reclassified as short-term debt as increased ownership from Seadrill triggered change of control clauses in their financial arrangements. Long-term interest bearing debt increased from US$6,706 million at the end of the first quarter to US$7,239 million. Net interest bearing debt was US$7,402 million compared to US$6,741 million at the end of previous quarter. In the second quarter, US$182 million of debt was repaid in the form of regular installments.

Total equity increased from US$4,751 million as of March 31, 2010 to US$5,240 million. The increase is related to issuance of 12.5 million new shares, increased non-controlling interests following the consolidation of Scorpion and net income contribution for the quarter partly offset by unrealized loss on the marketable securities.

Cash flow
As of June 30, 2010, cash and cash equivalents amounted to US$602 million, which corresponds to an increase of US$142 million as compared to year-end 2009. Net cash from operating activities for the period was US$537 million whereas net cash used in investing activities amounted to US$1,175 million. As such, net cash from financing activities was US$784 million.

Outstanding shares
As of June 30, 2010, issued common shares in Seadrill Limited totaled 412,288,216 up from 399,788,216 as of March 31, 2010, following completion of the equity offering of 12,500,000 new common shares at a price of NOK151.5 on April 12, 2010. Our holding of treasury shares was 678,200 at the end of the second quarter, and approximately 5.3 million options were outstanding under the management share incentive program out of which approximately 2.9 million has vested and are exercisable.

Operations
Offshore drilling units
We had during the quarter offshore drilling units in operation in all important offshore oil and gas regions including Asia, Brazil, Gulf of Mexico, Middle East, North Sea and West Africa. Some 40 rigs have been in operation, in transit to drilling location or planning for start-up of operations.

The average economical utilization rate for our floaters (drillships and semis) was 92% for the second quarter adversely impacted by a 30-day repair and maintenance period on the ultra-deepwater drillship West Polaris and a 40-days mandatory 10-year classification survey for the deepwater semi West Venture as mentioned in the first quarter report. The average utilization rate for floaters adjusted for these two rigs was 97 percent. For our jack-up rigs (excluding Scorpion rigs), the utilization rate was 91 percent due to idle time and transit between assignments for the West Triton. The jack-up fleet utilization rate adjusted for West Triton was 99%. For our tender rigs the utilization rate was 88% due to the T8 being idle throughout the quarter. The tender rig utilization rate adjusted for T8 was 97%.

In addition to the units in operation, we have had several new units under construction. In April, we took delivery of the ultra-deepwater unit West Orion from Jurong, which was relocated to Brazil and commenced operations mid July. In late June, the ultra-deepwater drillship West Gemini was delivered on schedule and is currently en route to Angola, where it is expected to commence operations for Total in September this year. We have furthermore taken delivery of two jack-up rigs, West Callisto in July and West Leda late August. The remaining construction program consists of four rigs including one benign environment jack-up rig (November 2010), one harsh environment jack-up rig (2Q2011), one semi-submersible tender rig (1Q2011) and one ultra-deepwater semi-submersible rig (4Q2011). All units are under construction at Singaporean yards and the projects are developing according to plan and in line with budgets.

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Table 1.0 Contract status offshore drilling units
Unit	Client	Current location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha	Consortium	Norway	May 2009	Jun 2012
West Aquarius	Exxon	Indonesia	Feb 2009	Feb 2013
West Capricorn (NB)		Singapore
West Eminence	Petrobras	Brazil	Jul 2009	Jul 2015
West Hercules	Husky	China	Nov 2008	May 2012
West Orion	Petrobras	Transit to Brazil	Jul 2010	Jul 2016
West Phoenix	Total	Norway	Jan 2009	Jan 2015
West Sirius	BP	Gulf of Mexico	Jul 2008	Jul 2014
West Taurus	Petrobras	Brazil	Feb 2009	Feb 2015
West Venture	Statoil	Norway	Feb 2000	Jul 2015

Drillships
West Capella	Total	Nigeria	Apr 2009	Apr 2014
West Gemini	Total	Transit to Angola	Sep 2010	Sep 2012
West Navigator	Statoil	Norway	Jan 2009	Dec 2012
West Polaris	Exxon	Brazil	Oct 2008	Oct 2012

HE Jack –ups
West Epsilon	Statoil	Norway	Oct 2006	Jan 2015
West Elara (NB)	Statoil	Norway	Aug 2011	Aug 2016

BE Jack-up rigs
Offshore Courageous	Shell	Malaysia	Jan 2009	Jan 2012
Offshore Defender	Petrobras	Brazil	Mar 2010	Feb 2012
Offshore Freedom	Odfjell	Saudi Arabia / Kuwait	Jun 2009	May 2013
Offshore Intrepid	Odfjell	Saudi Arabia / Kuwait	May 2009	Nov 2012
Offshore Mischief	Anadarko	Brazil	Jun 2010	Jan 2011
Offshore Resolute	PV Drilling	Vietnam	Aug 2010	Oct 2010
Offshore Vigilant	Cardon IV	Venezuela	Aug 2010	Apr 2011
West Ariel	VSP	Vietnam	Aug 2009	Oct 2010
West Callisto	Premier Oil	Indonesia	Aug 2010	Apr 2011
West Janus	PCPPOC	Malaysia	Aug 2008	Aug 2011
West Juno (NB)		Singapore
West Larissa	VSP	Vietnam	Jan 2010	Dec 2010
West Leda	PT Pan	Indonesia	Sep 2010	Jan 2011
West Prospero	RSPOC	Red Sea	Jan 2010	Sep 2010
West Triton	Anadarko	Singapore	Jun 2010	Sep 2010

Tender rigs
T11	Chevron	Thailand	May 2008	May 2013
T12	PTTEP	Thailand	Apr 2010	Apr 2011
T4	Chevron	Thailand	Jul 2008	Jul 2013
T7	Chevron	Thailand	Nov 2006	Oct 2011
T8		Singapore (warm stacked*)
West Alliance	Shell	Malaysia	Jan 2010	Jan 2015
West Berani	ConocoPhillips	Indonesia	Jan 2009	Dec 2011
West Jaya (NB)		Singapore
West Menang	Total	Namibia (warm stacked *)	Jul 2009	Dec 2010
West Pelaut	Shell	Brunei	Apr 2009	Mar 2012
West Setia	Chevron	Angola	Aug 2009	Aug 2012
West Vencedor	Chevron	Angola	Apr 2010	July 2015

NB - newbuilding
* -  warm stacked means that the unit is not operating, but is being maintained in a state of readiness for future operations

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Well Services (Seawell Limited)
Our majority owned subsidiary Seawell provides offshore platform drilling and well services. The overall activity level in the second quarter was strong with an EBITDA of increasing to US$23 million from US$18 million in the first quarter.

In August, Seawell announced a proposed agreement to merge with the US listed oil services company Allis-Chalmers Energy Inc. for a consideration of US$890 million. The transaction will if completed create one of the top ten largest oil service companies and the combined company will have approximately 6,500 employees and operations in all major oil and gas regions. Subsequent to the merger announcement Seawell raised NOK2,654 (~US$430 million) million through a private equity placement priced at NOK23 per share. Seadrill participated in the private placement and was allocated 36.6 million shares in a transaction that reduced the ownership interest in Seawell from 73.8 percent to 52.3 percent. Subsequent to closing of the same private placement, Seawell repaid approximately NOK825 million (~US$130 million) of intercompany debt to Seadrill.

For more information on Seawell and the potential merger transaction, see their quarterly report published on www.seawellcorp.com in connection with their Norwegian OTC listing.

Operations in associated companies
Scorpion Offshore Ltd
Scorpion has since the second quarter 2008 been treated as an associated company in our accounts. In April, we increased our ownership interest to 40.1 percent and triggered a mandatory tender offer for the remaining outstanding shares of NOK36.0 per share. In late May, we bought a further 9.1 million shares at NOK40.5 per share pushing our ownership to 50.1 percent. We subsequently filed a new mandatory offer to acquire the remaining outstanding shares at the same price. Upon expiry of the mandatory offer in mid July, acceptances were received for 43.8 million shares, increasing our ownership interest in Scorpion to 98.8 percent. We currently control 99.5 percent of the outstanding shares in Scorpion. Scorpion has been consolidated into Seadrill from June 1, 2010.

Varia Perdana Bhd.
Seadrill has a 49 percent ownership in Varia Perdana Bhd, which owns and operates five self-erecting tender rigs. During the second quarter the tender barge T3 worked for PTT in Thailand and T10 worked for Petronas Carigali on an assignment for CarigaliHess. The tender barges T6 and Teknik Berkat worked for Petronas Carigali while T9 worked for Exxon. Varia Perdana continues to deliver sound operational performance and new contracts were entered into for both the T6 and T10 in late August securing employment until April 2013 and October 2012, respectively.

SapuraCrest Bhd.
Seadrill currently have an ownership interest of 23.6 percent (or 301,132,020 shares) in the Malaysian oil service provider SapuraCrest Bhd. SapuraCrest is a leading deepwater construction company in the Pacific region and owns among other things 51 percent of Varia Perdana Bhd. Based on the closing share price on August 30, 2010 on the Malaysian Stock Exchange, our holding in SapuraCrest has a gross value of some US$222 million compared to a book value of US$84 million at the end of June 2010. SapuraCrest continues to deliver sound performance supported by a strong contract backlog. The market conditions for the company business remains attractive.

Other investments in offshore drilling companies
Pride International Inc.
We directly and indirectly control 9.4 percent in the NYSE listed offshore drilling company Pride International Inc. through forward contracts for 16,300,000 shares and direct ownership in 200,000 shares. The current average strike price per share on the forward contracts is US$23.1. Based on closing share price of US$23.47 on August 30, 2010, our exposure has a gross value of some US$383 million as compared to a book value of US$369 million at end of June 2010.

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Seahawk Inc.
As a result of the spin-off of Pride's mat-supported jack-up rigs in 2009, we also hold a 9.3 percent ownership in Seahawk Drilling Inc. amounting to US$8 million based on closing share price of US$7.4 on August 30, 2010, compared to a book value of US$11 million at end of June 2010.

New contracts and contract extensions

Seadrill entered into US$2.7 billion of new contracts in April and May that was listed as part of this section in the first quarter report. Since the filing of the first quarter 2010 report on May 27, we have entered into the following new contracts and contract extensions.

In June, Seadrill secured a contract with Premier Oil for the newbuild jack-up rig West Callisto at a dayrate of US$119,500 per day. The drilling program for operation in Indonesia has an anticipated firm duration of around 230 days. Premier has the right to extend the contract for approximately 180 days at same terms and conditions.

In June, Seadrill secured a contract with PT Pan for the newbuild jack-up rig West Leda. The dayrate for the 90-day assignment in Indonesia is US$138,000.

In July, Seadrill secured a contract extension for the ultra-deepwater semi-submersible drilling rig West Hercules with Husky Oil China Ltd. The dayrate is US$495,000 and secures continued employment for the ultra-deepwater unit offshore China until May 2012. Husky Oil China Ltd. has the right to extend the assignment by another six months on the same terms and conditions.

Also in July, a two well firm plus two optional wells contract was secured for the jack-up rig Offshore Vigilant in Venezuela with Cardon IV S.A. Operating rate for the firm period is US$155,000 per day. The firm contract duration is estimated at 240 days. Cardon IV S.A. has the right extend the contract period for approximately 240 days at same terms and conditions.

Furthermore, a one well contract was secured for the jack-up rig Offshore Resolute in Vietnam at a dayrate of US$105,000. The contract duration is estimated to be in the range 55 to 70 days.

For more detailed information regarding dayrates and contract durations including escalation, currency adjustment or other minor changes to dayrates and duration profiles, see fleet status report or news releases on the Company's web site www.seadrill.com.

Market development
The activity level in the oil and gas industry has since late April been impacted by the Macondo oil spill in the US Gulf of Mexico and the six-month drilling permit moratorium that was implemented by the US Department of the Interior late May. The moratorium caused several court cases and a revised moratorium was later issued. The revised moratorium  will be effective until November 30, 2010 (although it may be shortened or extended by the US government), and generally applies to mobile offshore drilling units that utilize subsea blowout prevention equipment on drilling in the U.S. Gulf of Mexico. A large number of U.S. Gulf of Mexico deepwater projects and to a lesser extent shallow water projects have as a consequence been delayed.

Ultra-deepwater Floaters (>7,500 ft water)
The events surrounding the Macondo incident led to suspension of almost all floating drilling activities in the in the US Gulf of Mexico. This led to a number of oil companies attempting to assert rights to terminate contracts and/or to relocate ultra-deepwater rigs to other geographical markets. The practical effect of these events put significant short-term pressure on demand/supply balance and dayrate levels in all ultra-deepwater markets. This further added to the market uncertainty prevailing as a result of the meltdown in the financial markets in 2008 and the 23 units under construction scheduled for delivery in the next two to three years that still have not secured any employment. The dayrates for new units that have been disclosed in the market recently have ranged from the low US$400,000 to close to US$500,000. However, there is no doubt that in the aftermath of the Macondo incident there will be an enhanced regulatory focus on deepwater drilling safety that will support the demand for new and modern equipment. Along these lines, we foresee a market where drilling contractors with rigs that have demonstrated deepwater operational skills and expertise will be the preferred party by oil companies versus established contractors who have older units or new contractors with rigs under construction that have little or no operational experience. Although there are near term uncertainty, we remain optimistic on the long-term outlook for seasoned rig contractors.

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Premium jack-up rigs (>300 ft water)
The market for premium jack-ups continues to show relative strength as the utilization of for such units remains above 90% with dayrates around US$130,000.. The relative large order book, which we saw three years ago, has to a large extent been delivered and absorbed by the market and will at the end of this year have been reduced to some 5% of the total fleet.  However, average age of the fleet will remain high at some 22 years. When it comes to the risk of reactivation of stacked older jack-up rigs, we continue to see a bifurcation in demand and pricing between those operators and projects, which can be drilled by older jack-up rigs and those that require newer rigs that have higher drilling, deck space and water depth capacities. Reactivation of older jack-up rigs would also require significant investments in order to put them back in operational mode. We therefore believe that the trend of replacing older equipment with new equipment will continue and are optimistic on the long-term outlook for premium jack-up rigs as a more cost effective solution for oil companies. We also see attractive opportunities for deployment of premium jack-up rigs outside the historically strong Southeast Asian market. Such areas would include Gulf of Mexico, Central and South America, Africa and the Middle East.

Tender rigs
The number of enquiries from our customers regarding tender rig capacity has increased significantly in the last six months. This has resulted in several new contract awards at decent contract durations and competitive day rates. We expect the uptick in the market to continued as there is renewed interest from not only the traditional geographic markets for tender rigs i.e. West Africa and Southeast Asia but requests are coming in for assignments in the Gulf of Mexico, South and Central America and Australia. Petrobras has recently awarded its first tender rig contract to a smaller contractor for operations in Brazil.

Next quarter operational events
Our third quarter earnings are expected to be favorably impacted by commencement of operations for four newbuilds. The ultra-deepwater semi West Orion commenced operations in Brazil in mid July. The Board is particularly pleased with the fact that this unit was delivered ahead of schedule and have experienced an uptime exceeding 95% since start up mid July. The jack-up rig West Callisto started operations in Indonesia at the end of August and the jack-up rig West Leda and ultra-deepwater drillship West Gemini are expected to start on their respective assignments for PT Pan and Total in mid September. Furthermore, the seven jack-up rigs acquired through the purchase of Scorpion will be consolidated for the full quarter as opposed to only June in the second quarter 2010.

The tender rig T-8 remains idle and is expected to remain unemployed for the remainder of the third quarter. Furthermore, the jack-up rig West Prospero is expected to complete its current assignment in the Red Sea in September and we have at present not secured any further employment. The jack-up rig West Triton could run the same risk as the job for Anadarko in Indonesia is expected to be completed in September too. There are at present no other known downtime periods of significance, which is expected to influence the utilization of our fleet in the third quarter.

Corporate strategy, dividend and outlook
Seadrill is one of the leading offshore drilling companies in the global oil and gas industry with presence in all the important offshore oil and gas regions. We have the second largest ultra-deepwater fleet in the industry, are the largest owner and operator of self-erecting tender rigs and have the largest fleet of modern jack-up drilling rigs.

We have since the incorporation of the Company in 2005 had an ambition to build the preferred drilling contractor based on a fleet of new and modern offshore drilling units. In line with this strategy, we completed the acquisition of the offshore drilling contractor Scorpion Offshore Ltd in July adding seven modern jack-up rigs to our fleet of drilling units that now totals 48 units.

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We continue to be optimistic about the outlook for our business and therefore see the current market volatility as a good opportunity to look for investment opportunities that will further build the Company and create value for our shareholders.

The main cornerstones in succeeding with our strategy have been to focus on new modern rigs and operational excellence. This combination has given us the opportunity to build one of the best contract backlogs in the industry. That has again given us the opportunity to actively use debt to build our fleet as banks have valued the combination of earnings visibility and security in the best rigs in the industry. We have also established a dividend policy with distribution of cash dividends quarterly. Seadrill has returned more cash to our shareholders over the last 12 months than any of our peers.

We have so far this year added contracts worth more that US$3.4 billion to our contract backlog that currently totals US$12.2 billion. This provides us with one of the best earnings visibility in our industry. All our deepwater floaters have secured employment throughout 2011 something that insulates us against any near term volatility in this market segment. For our tender rigs and jack-up rigs, the visibility is more mixed between short and long-term contracts. At present, the average contract length is 23 months for our tender rigs and 16 months for our jack-up rigs. We expect to continue to add more contract visibility for the tender rigs and jack-up rigs in the months to come.

It is our objective to generate competitive returns to our shareholders through paying out a significant part of the operating cash flow as regular quarterly cash dividends. In May this year, the Board decided to increase the quarterly dividend target from US$0.55 to US$0.60 based on the significant influx of new contracts. The Board has considered the Company's financial position, the earnings visibility and status of the current operations and have, based on the solid position, decided to increase the quarterly dividend for the second quarter to US$0.61 . The ex. dividend date has been set at September 8, 2010, record date is September 10, 2010 and payment date is on or about September 24, 2010.
In August, Seadrill participated and invested some US$130 million in the equity offering successfully completed by our oil services subsidiary Seawell in connection with the proposed merger with the US company Allis Chalmers Energy Inc. The funding of our investment was secured through repayment of inter company debt from Seawell. Our ambition with the additional investment is to build a large international oil service company and maximized the value of the Seawell position for our shareholders. We expect to gradually reduce our ownership percentage in Seawell and return value to our shareholders.

As a result of more rigs starting operations subsequent to completion of construction, we will continue to see growth in our EBITDA numbers over the next quarters as we have four new units commencing operations in the third quarter and one new unit being delivered in the fourth quarter. Next year we will take delivery of one unit in the first quarter, one unit in the second quarter and the last deepwater newbuild in the fourth quarter. In addition, the next quarter will also include a full quarter in operations for the seven jack-up rigs acquired through Scorpion. The ambition going forward is to identify potential investment opportunities in order to continue the EBITDA growth for Seadrill.

We have in the last reports highlighted our ambition to reduce the daily operating expenses for in particular the deepwater fleet. The Board is please to see that management's effort on this arena is showing results as operating cost per unit was reduced by US$10,000 to 15,000 per day for the second quarter compared to the previous quarters. In addition to the deepwater fleet, we also had lower operating costs for the tender rigs. The Board will continue to focus on the safety of operations, the operational regularity of the fleet as well as the daily operating cost. The Board is particularly pleased with the operational turnaround that has taken place for our jack-up fleet over the last three years. The 2010 numbers show a strong safety record, low operating costs, and high utilization making Seadrill the industry leader in the operation of premium jack-ups.

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Our last investments have been in the jack-up rig market where we have seen the best opportunity to close good deals for our shareholders. However, we remain dedicated to continue the development of the world's leading fleet of modern deepwater floater assets. The recent oil spill from the Macondo well in the US Gulf has sparked new attention around the age and quality of a part of the existing deepwater rig fleet. Furthermore, it is has also increased the emphasis on operational experience and operational procedures making it more challenging for new rig operators. The Board is of the opinion that this could open up for further consolidation of the ultra-deepwater rig market. Such a consolidation could take place as asset acquisition as well as corporate actions.

We currently have four deepwater units working in Brazil and believe there are significant opportunities for further business in that region. Our expectations for growth are not only fueled by the Petrobras plan to invest some US$224 billion in the development of newly discovered reserves, but also supported by large investments plans by others operators like OGX. This is likely to create a very attractive market for offshore service companies in Brazil in the years to come. Seadrill is currently considering several options for how we can best position our Company to take part in this growth.

The Board believes that Seadrill is uniquely positioned due to our asset base consisting of mainly brand new assets, our global presence, our strong order backlog and solid operations. Furthermore, Seadrill benefits from long and strong relationships with its banks and support from its shareholders. The Board is convinced that this together with an operationally focused organization creates a strong platform for further growth and superior return to shareholders compared to what is created by more traditional industry peers as well as by speculative asset owners.

The results for the third quarter 2010 are likely to show good growth, solid profitability and a strong basis for continued high dividend capacity.

Forward Looking Statements

This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.

Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in the Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission ("SEC") and the Oslo Stock Exchange.

August 31, 2010
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management AS represented by:

Alf C Thorkildsen:	Chief Executive Officer
Esa Ikäheimonen:	Chief Financial Officer
Jim Daatland:	Vice President Investor Relations

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Seadrill Limited

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2010 and 2009	Page 2
Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2010 and 2009	Page 3
Unaudited Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009	Page 4
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2010 and 2009	Page 5
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2010	Page 7
Notes to Unaudited Interim Financial Statements	Page 8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six month periods ended June 30, 2010 and 2009

(In millions of US dollar)

	Three month period ended June 30,		Six month period ended June 30,
	2010	2009	2010	2009

Operating revenues
Contract revenues	886.0	760.9	1,695.9	1,402.4
Reimbursables	39.0	43.8	72.1	87.4
Other revenues	7.9	11.1	17.8	22.2
Total operating revenues	932.9	815.8	1,785.8	1,512.0

Operating expenses
Vessel and rig operating expenses	363.7	299.8	714.3	573.4
Reimbursable expenses	37.4	41.3	68.9	83.3
Depreciation and amortization	109.6	99.2	212.2	187.8
General and administrative expenses	38.9	37.0	75.6	70.5
Total operating expenses	549.6	477.3	1,071.0	915.0

Net operating income	383.3	338.5	714.8	597.0

Financial items
Interest income	8.7	7.1	27.9	21.4
Interest expenses	(57.9)	(57.2)	(105.8)	(101.9)
Share in results from associated companies	5.3	15.8	23.1	36.0
Gain/ (loss) on derivative financial instruments	(167.5)	96.0	(244.5)	124.0
Foreign exchange gain/ (loss)	(0.3)	5.4	0.3	2.6
Gain on remeasurement of previously held equity interest	110.6	0.0	110.6	0.0
Gain on bargain purchase	56.2	0.0	56.2	0.0
Other financial items	45.0	0.3	46.8	0.6
Total financial items	0.1	67.4	(85.4)	82.7

Income before income taxes	383.4	405.9	629.4	679.7

Income taxes	(54.2)	(41.5)	(83.4)	(72.1)
Net income	329.2	364.4	546.0	607.6

Net income attributable to the parent	315.9	339.3	511.6	557.2
Net income attributable to the non-controlling interest	13.3	25.1	34.4	50.4

Basic earnings per share (US dollar)	0.77	0.85	1.27	1.40
Diluted earnings per share (US dollar)	0.72	0.81	1.19	1.34
Declared dividend per share (US dollar)	0.61	0.00	1.21	0.00

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 for the three and six month periods ended June 30, 2010 and 2009

(In millions of US dollar)

	Three month period ended June 30,		Six month period ended June 30,
	2010	2009	2010	2009

Net income	329.2	364.4	546.0	607.6

Other comprehensive income/ (loss), net of tax:
Change in unrealized gain/ (loss) on marketable securities	(181.3)	128.4	(215.1)	145.3
Change in unrealized foreign exchange differences	(9.7)	(1.3)	(15.7)	10.6
Change in unrealized gain/ (loss) on interest rate swaps in subsidiaries	(0.2)	0.0	(2.1)	0.0
Change in unrealized gain/ (loss) on interest rate swaps in VIEs	(9.7)	7.3	(17.5)	22.6
Other comprehensive income/ (loss):	(200.9)	134.4	(250.4)	178.5

Total comprehensive income/ (loss) for the period	128.3	498.8	295.6	786.1

Comprehensive income/ (loss) attributable to the parent	127.2	465.6	282.8	716.6
Comprehensive income attributable to the non-controlling interest	1.1	33.2	12.8	69.5

Accumulated other comprehensive income as per June 30, 2010 and December 31, 2009:

	June 30,	December 31,
	2010	2009
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	102.0	317.1
Unrealized gain on foreign exchange	68.0	80.1
Actuarial gain relating to pension	10.9	10.9
Unrealized gain/ (loss) on interest rate swaps in subsidiaries	(1.6)	0.0
Unrealized gain/ (loss) on interest rate swaps in VIEs	(48.6)	(48.6)
Accumulated other comprehensive income	130.7	359.5

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

UNAUDITED CONSOLIDATED BALANCE SHEETS
as of June 30, 2010 and December 31, 2009

(In millions of US dollar)

ASSETS	June 30, 2010	December 31, 2009
Current assets
Cash and cash equivalents	602.0	460.0
Restricted cash	291.1	142.1
Marketable securities	408.1	742.3
Accounts receivables, net	536.3	451.6
Amount due from related party	145.4	137.9
Other current assets	431.7	327.1
Total current assets	2,414.6	2,261.0
Non-current assets
Investment in associated companies	212.1	321.0
Newbuildings	2,126.8	1,430.9
Drilling units	8,997.3	7,514.3
Goodwill	1,570.5	1,596.0
Other intangible assets	27.2	23.5
Restricted cash	299.4	371.0
Deferred tax assets	14.4	13.4
Equipment	111.5	115.1
Amount due from related party	0.0	90.0
Other non-current assets	119.8	95.2
Total non-current assets	13,479.0	11,570.4
Total assets	15,893.6	13,831.4

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,355.8	774.1
Trade accounts payable	97.0	84.7
Other current liabilities	1,622.6	1,175.3
Total current liabilities	3,075.4	2,034.1
Non-current liabilities
Long-term interest bearing debt	7,239.1	6,621.8
Deferred taxes	139.9	124.5
Other non-current liabilities	199.3	238.1
Total non-current liabilities	7,578.3	6,984.4

Commitments and contingencies	-	-

Equity
Common shares of par value US$2.00 per share:
800,000,000 shares authorized
411,610,016 outstanding at June 30, 2009 (December, 31 2009: 399,023,016 )	823.2	798.0
Additional paid in capital	449.6	164.2
Contributed surplus	1,955.4	1,955.4
Accumulated other comprehensive income	130.7	359.5
Accumulated earnings/(deficit)	952.5	901.9
Non-controlling interest	928.5	633.9
Total equity	5,239.9	4,812.9
Total liabilities and equity	15,893.6	13,831.4

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOWS
for the six month periods ended June 30, 2010 and 2009

(In millions of US dollar)

	Six month period ended June 30,
	2010	2009
Cash Flows from Operating Activities
Net income/ (loss)	546.0	607.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	212.2	187.8
Amortization of deferred loan charges	12.8	10.1
Amortization of unfavorable contracts	(19.7)	(21.8)
Amortization of mobilization revenue	(34.5)	(20.9)
Share of results from associated companies	(23.1)	(36.0)
Share-based compensation expense	7.5	4.3
Unrealized (gain)/ loss related to derivative financial instruments	129.4	(70.5)
Dividend received from associated company	24.6	8.2
Deferred income tax expense	54.5	20.5
Unrealized foreign exchange loss (gain) on long term interest bearing debt	(24.6)	14.9
Non cash gains recognized related to acquisition of subsidiaries	(166.8)	0.0
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	25.7	121.7
Trade accounts receivable	(20.5)	(195.3)
Trade accounts payable	(25.7)	(70.7)
Prepaid expenses/accrued revenue	(88.1)	116.6
Other, net	(73.0)	9.1
Net cash provided by operating activities	536.7	685.6

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOWS
for the six month periods ended June 30, 2010 and 2009

(In millions of US dollar)

	2010	2009
Cash Flows from Investing Activities
Additions to newbuildings	(1,028.2)	(385.8)
Additions to rigs and equipment	(121.9)	(513.3)
Change in margin calls and other restricted cash	(114.9)	(5.4)
Investment in associated companies	(8.0)	(24.3)
Investment in subsidiaries, net of cash acquired	6.6	0.0
Purchase of Marketable Securities	0.0	(174.8)
Proceeds from realization of marketable securities	162.2	0.0
Proceed from repayment of short term loan to related parties	90.0	115.0
Short term loan granted to related parties	(160.3)	0.0
Net cash used in investing activities	(1,174.5)	(988.6)

Cash Flows from Financing Activities
Proceeds from debt	1,132.5	588.5
Repayments of debt	(348.9)	(340.9)
Debt fees paid	(13.3)	(0.3)
Change in current liability related to share forward contracts	(74.8)	0.0
Proceeds from issuance of equity	318.4	0.0
Purchase of treasury shares	(21.5)	0.0
Proceeds from sale of treasury shares	6.2	0.0
Dividends paid	(214.3)	0.0
Net cash provided by financing activities	784.3	247.3

Effect of exchange rate changes on cash and cash equivalents	(4.5)	1.0

Net increase / (decrease) in cash and cash equivalents	142.0	(54.7)
Cash and cash equivalents at beginning of the year	460.0	376.4
Cash and cash equivalents at the end of period	602.0	321.7

Supplementary disclosure of cash flow information
Interest paid	131.5	(113.2)
Taxes paid	(41.4)	(48.2)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2010

(In millions of US dollar)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive income	Retained earnings	Non-controlling interest	Total equity
Balance at December 31, 2009	798.0	164.2	1,955.4	359.5	901.9	633.9	4,812.9
Sale of treasury shares	0.9	5.3					6.2
Purchase of treasury shares	(2.0)	(19.5)					(21.5)
Employee stock options issued		7.5					7.5
Unrealized (loss) on marketable securities				(172.0)			(172.0)
Realized gain on marketable securities				(43.1)			(43.1)
Foreign exchange differences				(12.1)		(3.6)	(15.7)
Change in unrealized (loss) on interest rate swaps in VIEs						(17.5)	(17.5)
Change in unrealized (loss) on interest rate swaps in subsidiaries				(1.6)		(0.5)	(2.1)
Issuance of shares	26.3	292.1					318.4
Dividend payment					(461.0)		(461.0)
Contribution by Non-Controlling interest						281.8	281.8
Net income					511.6	34.4	546.0
Balance at June 30, 2010	823.2	449.6	1,955.4	130.7	952.5	928.5	5,239.9

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1- General information

Seadrill Limited ("Seadrill" or the "Company") is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. The Company was incorporated in Bermuda in May 2005. Assisted by the acquisition of other companies and investment in newbuildings, Seadrill has developed into an international offshore drilling contractor providing services within drilling and well services, and at June 30, 2010 the Company owns and operates 43 offshore drilling units, including 8 units under construction. The Company's versatile fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. In addition to owning and operating offshore mobile drilling units and tender rigs, the Company provides platform drilling, well intervention and engineering services through the separately over-the-counter ("OTC") listed subsidiary company Seawell Limited ("Seawell"), a Bermuda company in which the Company owned 73.8% at June 30, 2010.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with the Company's financial statements as at December 31, 2009. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements and accompanying notes for the year ended December 31, 2009.

Note 2– Segment information

Operating segments

The Company provides drilling and related services to the offshore oil and gas industry. The split of our organization into segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of June 30, 2010, the Company operates in the following three segments:

•           Mobile Units: The Company offers services encompassing drilling, completion and maintenance of offshore wells. The drilling contracts relate to semi-submersible rigs, jack-ups and drillships.

•           Tender Rigs: The Company operates self-erecting tender rigs and semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia and West Africa.

•           Well Services: The Company performs production drilling and maintenance activities on several fixed installations in the North Sea. The Company also provides wireline services including well maintenance, modification and abandonment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

Revenues (including gain on sale of drilling units)
(In millions of US dollar)	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Mobile Units	640.4	549.1	1,240.2	988.0
Tender Rigs	124.5	111.9	216.3	215.7
Well Services	168.0	154.8	329.3	308.3
Total	932.9	815.8	1,785.8	1512.0

Depreciation and amortization

(In millions of US dollar)	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Mobile Units	89.2	83.9	174.2	157.4
Tender Rigs	15.1	10.4	26.8	21.1
Well Services	5.3	4.9	11.2	9.3
Total	109.6	99.2	212.2	187.8

Operating income - net income

(In millions of US dollar)	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Mobile Units	309.9	267.0	594.4	461.7
Tender Rigs	54.5	56.3	89.4	107.5
Well Services	18.9	15.2	31.0	27.8
Operating income	383.3	338.5	714.8	597.0
Unallocated items:
Total financial items	0.1	67.4	(85.4)	82.7
Income taxes	(54.2)	(41.5)	(83.4)	(72.1)
Net income	329.2	364.4	546.0	607.6

Total Assets

(In millions of US dollar)	June 30, 2010	December 31, 2009

Mobile Units	13,988.7	11,995.3
Tender Rigs	1,351.2	1,246.6
Well Services	553.7	589.5
Total	15,893.6	13,831.4

Note 3 – Earnings per share

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US dollar)	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Net income available to stockholders	315.9	339.3	511.6	557.2
Effect of dilution	18.1	9.2	36.3	18.3
Diluted net income available to stockholders	334.0	348.5	547.9	575.5

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(Numbers in million)	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Basic earnings per share:
Weighted average number of common shares outstanding	409.6	398.4	404.1	398.4
Diluted earnings per share:
Weighted average number of common shares outstanding	409.6	398.4	404.1	398.4
Effect of dilutive share options	1.7	1.5	1.9	1.5
Effect of dilutive convertible bonds	54.9	28.3	54.9	28.3
	466.2	428.2	460.9	428.2

Note 4 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in market value recognized as "Other comprehensive income".

Marketable securities held by the Company consist of approximately 9.4% of the issued shares of Pride International Inc. ("Pride"), 9.3% of the issued shares of Seahawk Drilling Inc. ("Seahawk") and 80.2% of the partially redeemed Petromena NOK2,000 million bond ("Petromena"). Marketable securities and changes in their carrying value are as follows:

(In millions of US dollar)	Pride	Seahawk	Petromena	Total

Net book value at December 31, 2009	526.5	24.8	191.0	742.3
Realization	-		(162.2)	(162.2)
Mark to market changes at June 30, 2010	(157.9)	(14.1)	-	(172.0)
Net book value at June 30, 2010	368.6	10.7	28.8	408.1

Note 5 – Financial items

Total Return Swaps (TRS):
The Company settled the TRS agreement with 4,500,000 Seadrill Limited shares as underlying security on February 12, 2010. The Company then entered into a new TRS agreement with 3,500,000 Seadrill Limited shares as underlying security, with a spot price of NOK 125.7 per share and expiry on February 7, 2011. The total realized and unrealized loss related to the two mentioned TRS agreements amounted to $19.0 million for the six months ended June 2010.

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized loss on interest-rate swap agreements and forward exchange contracts amounted to $168.8 million for the six months ended June 2010 and are recognized in the statement of operations as loss on derivative financial instruments.

Note 6 – Newbuildings

(In millions of US dollars)
Opening balance at December 31, 2009	1,430.9
Additions	1,028.2
Re-classified as drilling units	(332.3)
Closing balance at June 30, 2010	2,126.8

In 2010, additions to newbuildings are principally installments paid to yards and the addition of one Scorpion's rig under construction, but also include interest expenses and loan-related costs amounting to $39.1 million.

Newbuildings as at June 30, 2010, are as follows:

Drilling unit	Yard	Delivery date	Yard contract price *	Paid as of June 30, 2010
			US$millions	US$millions
Jack-up rigs
West Callisto	Keppel	3Q 2010	213	107
West Elara	Jurong	2Q 2011	356	2
West Juno **	Keppel	4Q 2010	216	32
West Leda	PPL	3Q 2010	219	109
Tender rigs
West Jaya	Keppel	1Q 2011	210	107
Semi-submersible rigs
West Orion	Jurong	2Q 2010	558	540
West Capricorn	Jurong	4Q 2011	640	325
Drillships
West Gemini	Samsung	2Q 2010	598	621
			3,010	1,843

*   Yard price including variation orders and riser allocations, but excluding spares, accrued interest expenses, construction supervision and operation preparations and mobilization

** Seadrill has an option not to take delivery of this rig. Installments paid to date will not be recovered from the yard if the option is exercised.

Refer also note 14 (commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Note 7 – Drilling units
(In millions of US dollar)	June 30, 2010	December 31, 2009
Cost	9,937.4	8,251.7
Accumulated depreciation	(940.1)	(737.4)
Net book value	8,997.3	7,514.3

Depreciation and amortization expense was $202.7 million and $173.6 million for the six months ended June 30, 2010 and 2009, respectively.

Note 8– Equipment

Equipment consists of office equipment, furniture and fittings.

(In millions of US dollar)	June 30, 2010	December 31, 2009
Cost	216.5	210.6
Accumulated depreciation	(105.0)	(95.5)
Net book value	111.5	115.1

Depreciation and amortization expense was $9.5 million and $14.2 million for the six months ended June 30, 2010 and 2009, respectively.

Note 9 – Goodwill

In the six month period ended June 30, 2010 there was no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:
(In millions of US dollar)	Period ended June 30, 2010	Year ended December 31, 2009
Net book balance at beginning of period	1,596.0	1,547.3
Goodwill acquired during the period	3.6	-
Impairment losses	-	-
Currency adjustments	(29.1)	48.7
Net book balance at end of period	1,570.5	1,596.0

Note 10 – Long-term interest bearing debt and interest expenses

(In millions of US dollar)	June 30, 2010	December 31, 2009

Credit facilities:
$1,500 facility	1,136.1	1,140.7
$185 facility	31.7	45.0
$100 facility	39.6	41.7
$800 facility	680.2	724.8
$585 facility	411.5	436.3
$100 facility	83.2	86.1
$1,500 facility	917.6	658.8
$1,200 facility	750.0	-
NOK 1,425 facility (Seawell)	187.7	210.6
NOK other loans and leasings (Seawell)	4.0	5.6
Drilling 1st Lien Term Loan	105.7	-
Drilling 2nd Lien Loan	225.0	-
Intrepid Term Loan	76.9	-
Intrepid Revolving Credit Facility	8.5	-
Freedom Term Loan Tranche A	87.9	-
Total Bank Loans + other	4,745.6	3,349.6

Debt recorded in consolidated VIE's:

$170 facility	105.8	110.8
$700 facility	582.6	618.7
$1,400 facility	1,177.9	1,255.3
Total Ship Finance Facilities	1,866.3	1,984.8

Bonds and convertible bonds:
Bonds	231.1	250.9
Convertible bonds	1,407.6	1,399.2
Total bonds	1,638.7	1,650.1

Other credit facilities with corresponding restricted cash deposits:	344.3	411.4

Total interest bearing debt	8,594.9	7,395.9
Less: current portion	(1,355.8)	(774.1)
Long-term portion of interest bearing debt	7,239.1	6,621.8

The outstanding debt as of June 30, 2010 is repayable as follows:

(In millions of US dollar) Year ending December 31
2010	907.7
2011	923.4
2012	2,217.3
2013	2,136.6
2014	2,084.9
2015 and thereafter	417.4
Effect of amortization of convertible bond	(92.4)
Total debt	8,594.9

In June 2010 we entered into a $1.20 billion senior secured facility with a group of various commercial lending institutions and export credit agencies. The loan is secured by first priority mortgages in one ultra-deepwater semi-submersible drilling rig (West Orion), one ultra-deepwater drillship (West Gemini) and one semi-submersible tender rig (West Vencedor). The outstanding balance at June 30, 2010, was $750 million, with $450 million still available to draw down. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years.

Convertible bonds:
The Company has two convertible bonds outstanding; $1 billion that matures in November 2012 and $500 million that matures in September 2014. The $1 billion convertible bond has an annual coupon of 3.625 percent payable semi-annually and a conversion price of $29.90 per share. The $500 million convertible bond has an annual coupon of 4.875 percent payable semi-annually and a conversion price of $23.28. The conversion prices do not reflect the resolved dividend announced in connection with this quarterly report.

Covenants- Credit facilities:
The Company has various covenants relating to its credit facilities. These mainly consist of minimum liquidity requirements, interest coverage ratio, current ratio, equity ratio and leverage ratio - see Annual Report 2009.

Note 11 – Share capital

	June 30, 2010		December 31, 2009
All shares are common shares of $2.00 par value each	Shares	$millions	Shares	$millions
Authorized share capital	800,000,000	1,600.0	800,000,000	1,600.0

Issued and fully paid share capital	412,288,216	824.6	399,133,216	798.3
Treasury shares held by Company	(678,200)	(1.4)	(110,200)	(0.3)
Outstanding shares in issue	411,610,016	823.2	399,023,016	798.0

Note 12 – Related party transactions

The Company has entered into sale and lease back contracts for several drilling units with Ship Finance International Limited ("Ship Finance"), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts.

In the six month period ended June 30, 2010, the Company incurred the following lease costs on units leased back from Ship Finance subsidiaries:

Rig
West Prospero	12.3
West Polaris	62.8
West Hercules	60.1
West Taurus	56.0
Total	191.2

In November 2008, the Company granted Ship Finance an unsecured credit facility of $115.0 million. Ship Finance repaid $25.0 million in the first quarter of 2009, and the balance of $90.0 million was sold to Metrogas Holdings Inc ("Metrogas"), a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The balance of $90.0 million was purchased back from Metrogas in the fourth quarter of 2009. Interest of $3.0 million was received in first quarter 2010. The loan was repaid in March 2010.

In November 2009, the Company provided an unsecured loan of $27.7 million to Scorpion, increased to $79.7 million in December 2009. Additional loans were provided during 2010 and total outstanding at May 31, 2010 was $240.0 million. However the loan has been eliminated in the consolidated balance sheet as of June 30, 2010 due to the consolidation of Scorpion, refer note 15.

Note 13 – Fair value of financial instruments

The fair values of the Company's financial instruments are measured on a recurring basis. The fair values, their basis of measurement and the balance sheet carrying value at June 30, 2010, are as follows:

	Fair value	Fair value measurements at reporting date using			Carrying value
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions of US dollar)	June 30, 2010	(Level 1)	(Level 2)	(Level 3)	June 30, 2010
Assets:
Marketable securities	408.1	379.3		28.8	408.1
Currency option contracts	1.9		1.9		1.9
TRS equity swap contracts	0.2		0.2		0.2
Total assets	410.2	379.3	2.1	28.8	410.2
Liabilities:
Currency forward contracts – short term payable	3.8		3.8		3.8
Interest rate swap contracts – short term payables	172.6		172.6		172.6
Other derivative instruments – short term payable	57.3		57.3		57.3
Total liabilities	233.7		233.7	-	233.7

ASC Topic 820 Fair Value Measurement and Disclosures (formerly FAS 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as at June 30, 2010.

The fair value of other derivative instruments is calculated using the closing prices of the underlying financial securities.

Note 14 – Commitments and contingencies

Purchase Commitments
At June 30, 2010, the Company had eight contractual commitments under newbuilding contracts. The contracts are for the construction of two semi-submersible rigs, four jack-up rigs, a drillship and a tender rig.  The units are scheduled to be delivered in 2010 and 2011. As of June 30, the Company has paid $1,843 million directly to the construction yards on the newbuildings, and is committed to make further payments amounting 1,190 million. These amounts include contract variation orders but exclude spares, accrued interest expenses, construction supervision and operation preparation and mobilization. The Company has an option not to take delivery of one of the jack-up rigs and if this option is exercised the commitments will be reduced by $184 million.

The maturity schedule for the remaining yard installments is as follows:

Maturity schedule for yard installments as of June 30, 2010
Q3-2010	400.0
Q4-2010	185.0
2011	605.0
Total	1,190.0

Legal Proceedings:

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition. The Company's best estimate of the outcome of the various disputes has been reflected in the financial statements of the Company as of June 30, 2010.

Gazprom dispute
At the end of 2005 and the beginning of 2006, the Company had a dispute with Gazprom in connection with the operations of the jack-up rig West Larissa, which was named Ekha at that time.

In May 2009, legal hearings took place in the High Court of Justice, London, and the Court has issued a decision with the following main conclusions:

●
The Company was awarded charter hire for the period November 23, 2005, to January 9, 2006, being the date up to when the incident occurred. Including interest this amounted to approximately $6.8 million.

●	The Company was not awarded hire for the time after the incident, nor was the Company awarded any reimbursement for uninsured costs related to its claim.

●
The Court has ruled that Gazprom is entitled to recover costs and expenses related to West Larissa, where Gazprom can demonstrate that these were wasted as a consequence of Seadrill's actions during the incident. The Judge also ruled that Gazprom wrongfully terminated the Contract, and has thus rejected Gazprom's claim for losses associated with the contracting of another rig.

It is not possible at this stage to quantify the net outcome of this ruling. The amount of Gazprom's counter-claim, as well as responsibility for incurred legal costs, will be decided in a separate hearing. The Court's decision was appealed by the Company, and appeal hearings took place in April 2010. The Company has now been advised that Seadrill lost this appeal. The Company does not expect the final outcome to have a significant effect on its financial results.

Note 15 – Acquisition

Starting early 2008, the Company purchased shares/forward contracts in Scorpion Offshore Ltd "Scorpion". Scorpion was incorporated in Bermuda with the purpose of operating a fleet of drilling rigs and specifically to construct, own, operate and charter rigs. Scorpion operates seven ultra premium jack-up rigs in the South America, the Middle East and South East Asia. In April 2010, Seadrill increased its ownership to 40.01 percent at a price per Scorpion share of NOK36. In late May 2010, Seadrill announced a bid of NOK40.50 per share and thereby increased the ownership to 50.1 percent of the outstanding shares. Concurrently with this acquisition, we obtained full control of Scorpion.

Seadrill has applied the purchase method in this business combination (ASC topic 805). As part of the process, the Company performed a valuation analysis to determine the fair values of certain identifiable intangible assets of Scorpion as of the acquisition date. The determination of the value of these components required the Company to make various estimates and assumptions. Critical estimates in valuing certain of the intangible include but are not limited to the net present value of future expected cash flows from operations.

The allocation of the purchase price of Scorpion was based upon preliminary fair value studies due to the short period between the date of the acquisition and the end of the quarter. Estimates and assumptions are subject to change upon management's review of the final valuations. The following table summarizes the preliminary acquisition-date fair value of the assets acquired and the liabilities assumed in connection with the business combination (in millions of US dollar):

ASSETS	May 31, 2010
Current assets
Cash and cash equivalents	70.6
Restricted cash	6.0
Accounts receivables, net	64.3
Contract value (short term)	23.2
Other current assets	14.4
Total current assets	178.5

Non-current assets
Drilling units	1,232.5
Equipment	1.6
Contract value (long term)	27.7
Deferred tax assets	3.7
Total non-current assets	1,265.5

Total assets	1,444.0

LIABILITIES
Current liabilities
Current portion of long-term debt	673.8
Trade accounts payable	19.1
Other current liabilities	52.7
Total current liabilities	745.6

Non-current liabilities
Long-term interest bearing debt	73.6
Deferred taxes	0.4
Other non-current liabilities	3.4
Total non-current liabilities	77.4

Net asset acquired	621.0
Acquisition consideration (based on 100 percent purchase)	564.8
Gain on bargain purchase (based on 100 percent purchase)	56.2

Acquisition consideration                                                                                     :

(In millions of US dollar)
Cash	57.0
Fair Value of previously held 40% equity interest	226.0
Fair Value of Non Controlling Interests	281.8
Total acquisition consideration	564.8

On May 28, 2010 the Company acquired control of Scorpion, and remeasured the previously held 40% equity interest to its fair value. The difference between the MUSD 115.4 book value and the MUSD 226.0 fair value of the previously held 40% interest was recorded as a gain on a separate line item under financial items in the consolidated statement of operations.

When there is a gain on a bargain purchase, accounting standards require a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. We have performed a reassessment and have still concluded that we have a gain on a bargain purchase. Because the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the excess of the value of the net assets acquired over the purchase price has been recorded as a gain on bargain purchase.

As of June 30, 2010 the Company's ownership in Scorpion represented 50.1 % of the outstanding shares. The results of Scorpion's operations were included in our consolidated financial statements since the date of acquisition.

See also note 16 Subsequent Events.

Note 16 – Subsequent Events

The Company has considered subsequent event disclosures up to August 31, 2010.

Scorpion Offshore

See also note 15 related to the acquisition of Scorpion.

During July and August 2010, Seadrill increased its ownership interest in Scorpion from 50.1% to 99.5%. The increase is related to a mandatory offer triggered by purchase of Scorpion shares, see summary of Oslo Stock Exchange Mandatory Offer Rules below.

The directors of Scorpion not affiliated to Seadrill have agreed to resign voluntary from their positions on the date Seadrill executed the settlement of the Offer, and Seadrill has since had full operational control of Scorpion.

Seadrill intends to integrate the activities of Scorpion with its own as soon as possible and intend, as a consequence of being the holder of the vast majority of Scorpion shares, call a shareholders meeting in Scorpion and propose to this that the Scorpion shares are delisted from the Oslo Stock  Exchange.

Summary of Oslo Stock Exchange Mandatory Offer Rules:

Generally, under the rules of the Oslo Stock Exchange, a shareholder who acts in its own name or in concert with others, and who acquires shares representing more than 1/3 of the votes of an Oslo Stock Exchange listed company is obligated to make an offer for the Company's remaining shares. The obligation to make a mandatory offer is triggered again if the shareholder subsequent to the initial mandatory offer acquires further shares in the Company and through such acquisition becomes the owner of shares representing either 40% or more or 50% or more of the votes in the Company.

Seawell Ltd

In August, Seawell announced a proposed  agreement to merge with the US listed oil services company Allis-Chalmers Energy Inc. for a consideration of US$890 million. The transaction will if completed create one of the top ten largest oil service companies and the combined company will have approximately 6,500 employees and operations in all major oil and gas regions. Subsequent to the merger announcement Seawell raised NOK2,654 (~US$430 million) million through a private equity placement priced at NOK23 per share. Seadrill participated in the private placement and was allocated 36.6 million shares in a transaction that reduced the ownership interest in Seawell from 73.8 percent to 52.3 percent. Subsequent to closing of the same private placement, Seawell repaid approximately NOK825 million (~US$130 million) of intercompany debt to Seadrill.

Statement by the Board of Directors and Chief Executive Officer

We confirm, to the best of our knowledge, that the condensed financial statements for the period 1 January to 30 June 2010 has been prepared in accordance with US GAAP – Interim Financial Reporting, and gives a true and fair view of the Group's assets, liabilities, financial position and profit as a whole. We also confirm, to the best of our knowledge, that the interim report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related transactions.

August 31, 2010

The Board of Directors	Alf C. Thorkildsen
Seadrill Limited	CEO Seadrill Management AS
Hamilton, Bermuda	Stavanger, Norway